SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 19, 2007

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

]

Press release

Inmarsat Finance III Limited agrees to lend up to US$250 million to CIP UK Holdings Limited

London, UK: 19 March 2007. Inmarsat plc (LSE:ISAT, “Inmarsat”) announces that its subsidiary, Inmarsat Finance III Limited (“Inmarsat III”) has entered into an agreement with CIP UK Holdings Limited (“CIP UK”) to provide a loan of up to US$250 million to fund the acquisition by CIP UK’s subsidiary CIP Canada Investment Inc (“CIP Canada”) of the entire issued share capital of Stratos Global Corporation (“Stratos”) (TSX:SGB) through a Canadian trust created by CIP Canada and to pay fees and expenses of the transaction. CIP UK’s parent company, Communications Investment Partners Limited (“CIP”) is a professional investment company with a focus on the satellite services sector.

Concurrent with this announcement, Stratos has announced that it has entered into a definitive agreement to be acquired by CIP Canada. Under the terms of the agreement between Stratos and CIP Canada, CIP Canada expects to acquire the entire issued share capital of Stratos through a Plan of Arrangement for a purchase price of C$6.40 per share. CIP Canada’s offer is conditional upon approval of the Plan of Arrangement by two-thirds of votes cast at a meeting of Stratos shareholders as detailed in the Stratos Management Proxy Circular which CIP Canada expects will be mailed to Stratos shareholders in late April 2007. The transaction will also be subject to customary conditions and regulatory approvals, including any applicable clearances under anti-trust laws, and approval of the US Federal Communications Commission.

Under the terms of the loan facility between Inmarsat III and CIP UK, CIP UK may draw up to US$250 million to fund CIP Canada’s acquisition of Stratos and to pay fees and expenses of the transaction which is expected to close during the third quarter of 2007. Additional funds will be available under the loan facility to support CIP Canada’s funding of a Stratos senior facility consent process, or CIP Canada’s funding of a tender offer for Stratos’ outstanding bonds required following completion of CIP Canada’s acquisition. The loan facility is a ten year term loan with an interest rate of 5.75% through 31 December 2010 and 11.5% thereafter (interest is on a PIK basis to 14 April 2009). The loan facility is secured by means of a right of sale pledge granted by CIP UK over its shareholding in CIP Canada whose sole asset will be its investment in Stratos.

Subject to closing of the Plan of Arrangement, Inmarsat III will be granted an option to acquire CIP UK (“the Call Option”), for which it will pay US$750,000 on completion of CIP Canada’s acquisition of Stratos. Inmarsat III’s Call Option becomes exercisable in April 2009, when certain of Inmarsat’s distribution agreements expire. Upon exercise of the Call Option, Inmarsat III will pay CIP an exercise price of between US$750,000 and US$1,000,000. Until exercise of its Call

Option, neither Inmarsat III nor any other member of the Inmarsat Group will have any equity interest in or ownership or control over the management or policies of Stratos.

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said, “A key strategic objective for Inmarsat is to continue to improve the efficiency of its distribution channel and the routes to market for its services. This transaction increases Inmarsat’s flexibility to achieve this objective after April 2009 when the call option held by Inmarsat III becomes exercisable.”

In order to provide the loan facility to CIP UK, Inmarsat III has entered into a US$411.5 million borrowing facility agreement with three banks. Borrowings under this facility will be structurally subordinated to all of Inmarsat’s other outstanding indebtedness, but will be guaranteed by Inmarsat plc. Subject to closing, Inmarsat III expects to draw US$260 million of the facility to fund the loan to CIP UK and to pay fees and expenses of the transaction. The final amounts of the loans remain subject to the finalisation of fees and expenses and certain hedging arrangements. Pro-forma for a drawdown of US$260 million, Inmarsat’s December 2006 net external borrowings would increase to US$1,097 million. The undrawn facility amounts will be available to Inmarsat III to fund an additional loan to CIP UK to support CIP Canada’s funding of a tender offer for Stratos’ outstanding bonds required following completion of CIP Canada’s acquisition.

A presentation regarding this announcement is available on our website. To access this presentation please go to www.inmarsat.com/investor_relations.

Inmarsat management will host a conference call for analysts and investors on Monday 19 March at 3pm (UK GMT). To access the call please dial +44 (0) 1452 542 300 with participant number 3165107. A live audio webcast of the conference call will also be available, to access the webcast please go to www.inmarsat.com/investor_relations.

Lehman Brothers acted as exclusive financial advisor to Inmarsat on this transaction.

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat:

Inmarsat plc (LSE:ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of 440 partners, including the world’s leading telecoms groups, operating in 180 countries. For the year ended 31 December 2006, Inmarsat plc had total revenue of US$500.1 million and profit before tax of US$89.8 million.

About Stratos:

Stratos Global Corporation is a global telecommunications services provider, offering satellite and wireless communication services through a range of technologies and platforms provided by Inmarsat, Iridium, Globalstar, MSAT, VSAT and others. Stratos end users include government, military, oil and gas, maritime, industrial, aeronautical, media and recreational users across the globe. For the year ended 31 December 2006, Stratos had total revenues of US$537.8 million, EBITDA of US$74.7 million, loss before tax of US$31.0 million, and gross assets of US$777.7 million.

About CIP:

CIP is a professional investment company with a focus on satellite services companies in both Fixed Satellite Services (“FSS”) and Mobile Satellite Services (“MSS”). The five directors of CIP collectively have more than 50 years of experience as directors of and advisors to satellite service companies in both the FSS and MSS sectors. CIP UK and CIP Canada are wholly-owned subsidiaries of CIP.

Contacts:

Media Enquiries:

Finsbury:

Edward Simpkins Tel: +44 20 7251 3801, mobile: 07947 740 551

Guy Lamming Tel: +44 20 7251 3801, mobile: 07804 953 489

Investor Enquiries:

Simon Ailes

Tel: +44 20 7728 1518

simon_ailes@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: March 19, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: March 19, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer